September 16, 2013

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

103159-0101

VIA EDGAR SYSTEM Ms. Deborah O’Neal-Johnson Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549
Re:	Daxor Corporation, File No. 811-22684

Dear Ms. O’Neal-Johnson

On behalf of our client, Daxor Corporation (“Daxor”), set forth below is Daxor’s response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Daxor’s responses (in regular type).

1. [Note: This is a prior comment to which Daxor has revised the response.] Item 9.e of Form N-2 requires registrants to identify the name and principal business address of the custodian. Please include such disclosure and confirm to the staff that the registrant is in compliance with Section 17(f) of the Act.

Response: Daxor will revise the disclosure as requested. We had previously represented (in response to this comment) that Daxor intended to enter into custodial arrangements for its securities with broker-dealers who are members of a national securities exchange in accordance with Section 17(f)(1)(B) and Rule 17f-1 of the Investment Company Act of 1940. However, Daxor has subsequently determined to act as its own custodian in accordance with the provisions of Rule 17f–2 of the Investment Company Act of 1940, and will deposit its securities and similar investments in the safekeeping of one or more registered broker-dealers under the Securities Exchange Act of 1934.

Section 17(f) of the Investment Company Act of 1940 allows a management investment company to maintain its assets in its own custody. Self-custody is permitted only in accordance with rules and regulations that the Commission prescribes for the protection of investors. Specifically, the Commission has promulgated Rule 17f-2. Rule 17f-2 is applicable to constructive custody situations; namely, situations in which assets are in the physical custody of a bank or other company supervised by federal or state authorities, but authority to withdraw the assets remains with the directors, officers, employees or agents of the investment company.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Deborah O’Neal-Johnson

September 16, 2013

Rule 17f-2 requires the management investment company to deposit all of its securities and investments either in the safekeeping of, or in a vault or other depository maintained by, a bank or other “company whose functions and physical facilities are supervised by Federal or State authority.” In this regard, the Commission has stated that it believes that “a broker-dealer registered with the Commission, whether it is a member of a national securities exchange or a member of a national securities association, falls within the meaning of ‘other company whose functions and physical facilities are supervised by Federal or State authority’ in Rule 17f–2(b).” SEC No-Action Letter, Principal Preservation Portfolios Incorporated (publicly available August 15, 1988).

Daxor will deposit its securities and similar investments in the safekeeping of one or more registered broker-dealers under the Securities Exchange Act of 1934, and will comply with the other provisions of Rule 17f-2:

●	The securities and similar investments will be physically segregated at all times from those of any other person.

●	Except as otherwise provided by law, no person will be authorized or permitted to have access to the securities and similar investments except pursuant to a resolution of Daxor’s board of directors. The resolution will designate not more than five persons (“Authorized Persons”) who will be either officers or responsible employees of Daxor and will provide that access to such investments will be had only by two or more such persons jointly, at least one of whom will be an officer. However, access to such investments will be permitted: (1) to properly authorized officers and employees of the registered broker-dealer holding the investments (“Authorized Broker-Dealer Persons”) and (2) to Daxor’s independent public accountant jointly with any two Authorized Persons or with an Authorized Broker-Dealer Person.

●	The securities and similar investments will at all times be subject to inspection by the Commission through its authorized employees or agents accompanied, unless otherwise directed by order of the Commission, by one or more Authorized Persons or Authorized Broker-Dealer Persons.

●	Each Authorized Person when depositing the securities or similar investments in or withdrawing them from the registered broker-dealer or when ordering their withdrawal and delivery from the safekeeping of the registered broker-dealer, will sign a notation in respect of such deposit, withdrawal or order which will show: (1) the date and time of the deposit, withdrawal or order, (2) the title and amount of the securities or other investments deposited, withdrawn or ordered to be withdrawn, and an identification thereof by certificate numbers or otherwise, (3) the manner of acquisition of the securities or similar investments deposited or the purpose for which they have been withdrawn, or ordered to be withdrawn, and (4) if withdrawn and delivered to another person the name of such person. This notation will be transmitted promptly to an officer or director of Daxor that has been designated by its board of directors to receive such notations, and such officer or director will not be an Authorized Person. Notations will be on serially numbered forms and will be preserved for at least one year.

Deborah O’Neal-Johnson

September 16, 2013

●	The securities and similar investments will be verified by actual examination by an independent public accountant retained by Daxor at least three times during each fiscal year, at least two of which will be chosen by such accountant without prior notice to such company. A certificate of such accountant stating that an examination of such securities and investments has been made, and describing the nature and extent of the examination, will be attached to a completed Form N-17f-2 and transmitted to the Commission promptly after each examination.

2. Please revise the following sentence to “soften” the wording: “The Company’s exposure to non-diversification risk is mitigated due to the diversity of holdings consisting of 80 separate common and preferred stocks as of December 31, 2012.”

Response: Daxor will revise the disclosure as requested: “The Company attempts to reduce its non-diversification risk by investing in as large a number of issuers as it deems advisable, with the Company having invested in 80 separate common and preferred stocks of different issuers as of December 31, 2012.”

3. Please revise the following sentence to refer to “junk bonds” and to indicate whether there is a maturity strategy: “Bonds and other debt securities (including U.S. Treasury Notes and Bonds, investment grade corporate debt securities, convertible debt securities and debt securities below investment grade).”

Response: Daxor will revise the disclosure as requested: “Bonds and other debt securities of any maturity, including U.S. Treasury Notes and Bonds, investment grade corporate debt securities, convertible debt securities and debt securities below investment grade (commonly referred to as “junk bonds”).”

* * *

Deborah O’Neal-Johnson

September 16, 2013

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer